

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Chris Carlson
Chief Financial Officer
Vertex Energy Inc.
1331 Gemini Street, Suite 250
Houston, TX 77058

> **Re: Vertex Energy Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2019**
> **Filed March 4, 2020**
> **File No. 001-11476**

Dear Mr. Carlson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2019

General

1. The comments in this letter refer to certain financial presentations and disclosures in your annual report. However, our concerns extend to the corresponding financial presentations and disclosures in your subsequent interim reports.

    Please submit the revisions that you propose in response to each comment for the annual report and for the subsequent interim reports.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 60

2. We note that you present fourth quarter results of operations along with segment details on pages 62 and 63, using incomplete cost of revenues and gross profit measures, and listed depreciation and amortization as an operating expense along with selling, general

and administrative expense.

We also see various references to these metrics in the accompanying narratives and note that you have taken a similar approach with the tabulations and narratives pertaining to the annual results on pages 65 through 68, and with the quarterly details on pages 69 and 70.

Please revise as necessary to identify your non-GAAP measures with distinct labeling, to provide balanced disclosures in the narratives with the most directly comparable measures calculated in accordance with GAAP, and to provide the reconciliations required by Item 10(e) of Regulation S-K.

Please also modify disclosures about changes in collection and production volumes to clarify the effects on revenues and inventories.

Consolidated Statements of Operations, page F-6

3.   We note that you present incomplete cost of revenues and gross profit measures, excluding depreciation and amortization that is attributable to cost of revenues. Although the guidance in SAB Topic 11:B provides an accommodation for presenting depreciation and amortization that is attributable to cost of revenues separately from other amounts comprising the cost of revenues, this does not extend to measures of gross profit.

Please revise your presentation as necessary to show the portion of depreciation and amortization that is attributable to cost of revenues within your measure of gross profit. For example, this may be shown on a separate line directly below cost of revenues excluding depreciation and amortization, and above the measure of gross profit.

Financial Statements
Note 17 - Segment Reporting, page F-42

4.   We note that you identify six product categories from which you derive substantially all revenues on pages 13 and 14, and indicate some correlation of these products with your operating segments on pages 60 and 61, although the extent of distinction is unclear. We also note that changes in your operating results are both generally and specifically attributed to changes in the production or sale of these products in MD&A.

Please expand your disclosure on page F-42 to clarify the extent to which each of your operating segments reflect sales of these various product categories and to report revenues for each product category to comply with FASB ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation